ENSHALE, INC.

Change the World

JANUARY 2008

CHANGE THE WORLD

Oil Shale deposits in the Western United States have the potential to change the world, eliminating the need to import petroleum products from foreign sources. EnShale, Inc. is actively pursuing this business opportunity through acquisition of oil shale resources and development of a commercial extraction process.

A KEY QUESTION

As energy prices increase yet again, the U.S. economy faces challenging choices. During prior energy crises, calls for change came from many different perspectives. As the world economy faces energy uncertainty again, will the right steps be taken?

ENSHALE IS TAKING ACTION

EnShale, Inc. was formed in 2005 to take action to address the declining supply of crude oil that now has the U.S. importing more than 60% of its petroleum needs. The Company has acquired leases on 4,650 acres of Utah State School Trust Lands with an estimated 667 million barrels of oil resource. EnShale is also aggressively developing its own proprietary technology to extract oil from oil shale. EnShale, with the financial backing of its parent, Bullion Monarch Mining, and the mining expertise of its founders, Don Morris and Wayne Pearce, is in a unique position to build a profitable business to supply energy needs from this untapped resource.


Area underlain by oil shale more than 10 ft thick, which yields 25 gal or more oil per ton of shale.
Area where the oil shale is unappraised or of lower grade
Idaho
Utah
Wyoming
Colorado
Green Divide Basin
Green River Basin
Rock Springs
Washakie Basin
Sand Wash Basin
Salt Lake City
Vernal
Uinta Basin
Piceance Basin
Rifle
Battlement Mesa
Grand Mesa

COMPANY INFORMATION

EnShale, Inc. is a Wyoming Corporation and a subsidiary of Bullion Monarch Mining, Inc. See **www.enshale.com** for additional information.

CHALLENGING THE PAST

EnShale believes the successful oil shale company will learn from the mistakes made in earlier U.S. oil shale efforts:

- Process oil shale with proven mining technologies not those from the oil industry.
- Use an external energy source for heat like coal gasification.
- Will have minimal air quality impact as all vapors have value as petroleum products.
- Will have minimal impact on water resources and may be a net producer of water.



Oil Shale



THE NEW MIDDLE EAST

The Middle East and other countries with volatile political agendas control over 80% of the world's petroleum reserves. In contrast over 80% of oil shale deposits are in the United States. Development of oil shale will transfer economic and political power to the United States.



Liquid Petroleum Reserves = 1.3 Trillion Barrels
Rest of the World
Middle East
Venezuela
Russia
Libya
Nigeria
China and others
84.5%
Canada
13.8%
United States
1.7%

SOURCE: U.S. DOE, ENERGY INFORMATION ADMINISTRATION



Oil Shale Deposits = 2.6 Trillion Barrels
United States
2,118 Trillion Barrels
82.4%
Rest of the World
17.6%

SOURCE: US GEOLOGICAL SURVEY

KEY PRIORITIES OF A U.S. ENERGY POLICY

- Clean use of U.S. oil shale and coal resources at 82% and 27% the world's reserves respectively.
- Reduce growth in energy consumption through conservation initiatives.
- Develop alternative sources of energy only as economically feasible: solar, wind, bio-fuels and hydrogen.
- Continue the prudent expansion of traditional hydrocarbon sources.

MANAGEMENT

Don Morris
R. Don Morris, Chairman, has more than 40 years experience in all phases of natural resource development with broad emphasis in mining and extraction processes. He currently is president and CEO of Bullion Monarch Mining, Inc.

Rex Franson
Rex L. Franson, President and CEO, served for 25-plus years in general management in several industries. He spent 17 years in the automotive industry with American Motors and Chrysler. In 1994, he was elected an officer of Chrysler Corporation, serving as vice president of Quality and Serviceability and president and C.O.O. of Chrysler Financial Corporation.

(801) 426-8111
www.**enshale**.com